MOTORSHIELD INC.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

September 3, 2024

TABLE OF CONTENTS
PURPOSE OF THIS FORM

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form — Form C— is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(a) — Basic Information About the Company

Name of Company	MOTORSHIELD INC.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 28, 2021
Kind of Entity	Corporation
Street Address	2150 Chenault Dr, Carrollton, TX 75006
Website Address	https://www.motoshieldpro.com/

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	--	--
Cash & Equivalents	124,124.49	276,985.95
Account Receivable	16,983.59	15,639.84
Short-Term Debt	2,143.31	23,296.34
Long-Term Debt	975,327.31	905,230.42
Revenues/Sales	1,483,034.80	1,275,170.00
Cost of Goods Sold	655,653.88	522,277.00
Taxes Paid	2,778.26	0
Net Income	15,309.32	-189,985.00

Will the Company use a special purpose vehicle (SPV) in this offering?

YES:

NO: X

§227.201(b) — Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Rickey Fung	President, CEO and Co-Founder	December 28, 2021	President, CEO and Co-Founder NanoFlowX Inc. and Snapguard Solutions Inc.
Evan Rothstein	Board Member and Co- Founder	December 28, 2021	Senior Vice President - Wealth Management Senior Financial Advisor Bank of America Merrill

RICK FUNG

Mr. Rick Fung is a dynamic leader driving all commercial activities at our company, leveraging over 10 years of expertise in the nanocoating market. As the former CFO of Golden West Food Group (GWFG), a multi-brand food manufacturing and licensing powerhouse, he played a pivotal role in skyrocketing sales from $200 million to $700 million within five years.

Currently, Rick serves as the CEO of NanoFlowX Inc (Electronics), MotoshieldPro Inc (Auto Care and 99% Heat Rejecting Window Tint Film), and Snapguard Solutions Inc (Residential, Commercial, and Industrial nanocoatings).

Rick's proven track record of driving exponential growth and strategic leadership makes him an invaluable asset for any venture.

EVAN ROTHSTEIN

Evan has worked for many years in the financial services industry with a focus on private wealth management. He has his CIMA (Certified Investment Management Analyst) designation and is the CEO of King Tide Capital LLC.

§227.201(c) — Identify Each Person Who Owns 20% or More of the Voting Power

Our co-founders, Rickey Fung and Evan Rothstein each control greater than 20% of the voting power of the Company, immediately before this offering, in the form of 45% and 25%, respectively, of the issued and outstanding shares of the Company's Class A Common Stock. No other person owns 20% or more of the voting power.

§227.201(d) — The Company's Business and Business Plan

The Company's Business

We operate a website, https://www.motoshieldpro.com/. At the website, you can learn more about our MotoShield Pro's nano-ceramic coatings, which contain our latest lab tested and race proven formulations based on SiO2 silica that provide the most durable protection over every surface on cars. MotoShield Pro's nanocoatings bond to a surface at the nano molecular level. Not only does it create a hydrophobic surface, it also repels dirt easily. Keep your car cleaner for longer periods of time and wash it simply with water. Motoshield Pro also sells and distribute window tint film for automotive, residential and commercial use.

Our Market

Our market is all of the automotive market, though we may in the future expand this scope with the approval of the Board. We market, distribute, and sell products to both businesses and consumers directly.

Organization and History

We incorporated under Delaware law on December 28, 2021, as a stock corporation taxed under Subchapter C of the Internal Revenue Code. Thereafter, we began organizing activities based on research and development previously conducted by a predecessor company affiliated with our founders.

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Services Provided

We primarily offer nano-ceramic automotive coatings:

How We Expect to Generate Revenue

We expect to generate revenue through e-commerce sales as well as via distribution agreements or sales orders with businesses.

Plan of Financing

We have funded our development to date exclusively through internal financing, by contributions or loans from shareholders and their related parties.

We plan to conduct this equity offering under SEC Regulation CF. Following this offering, we will have more than adequate capital to finance our expansion plans and ongoing working capital needs.

Plan of Operation

We plan to use the proceeds from this offering to expand our marketing efforts and grow our inventory.

We do not plan to use the proceeds from this Offering to support an increase in executive pay and benefits, but we may use proceeds from this Offering to defray marketing expenses incurred by executives.

Market and Competition

We have numerous competitors from automotive manufacturers, which manufacture and sell competitive products and solutions, to aftermarket solutions, both proprietary and generic.

Research and Development

We have invested heavily in developing our nano-ceramic coatings, which we believe provide us with a competitive advantage.

Patents and Trademarks

We do not have a registered trademark, but will be filing a new application for "Motoshield Pro," and we take legal steps to protect our trade secrets and proprietary data.

Employees and Contractors

We were established by founder employees who have worked without cash compensation.

Presently, we have 8 employees. We also have 8 key contractors working in various aspects of our business. These individuals are working, either as employee or contractor, full time and/or part time.

We have not yet made any issuance of restricted stock or grant of options to any employee or contractor.

Our employees are not presently covered by any collective bargaining agreement and we do not provide any employee benefit services. Our relations with our employees and key contractors are good, and we have not experienced any work stoppages.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Additional Information

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A.

§227.201(e) — Number of Employees

The Company currently has 8 employees, full-time and part-time, and 8 independent contractors that devote a significant amount

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of their time to working for the Company.

§227.201(f) — Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statements:

There are many risks to consider when making this investment.

You Might Lose Some or All of Your Money: There is no assurance of return of an investment in our Class B Common Stock. There is no guaranty you will realize a return on your investment in the Company..

We are a Startup: The Company is a startup. Like all startups the Company faces many significant challenges establishing a profitable business.

Our Model Might Change: Although the Company is currently pursuing the business model described in Form C, our management team might decide to "pivot," or change our business model, based on changing circumstances. Thus, you could end up owning stock in a significantly different business than you expect today.

Risks of Changing Technology: Technology is a double-edge sword. On one hand, the Company has developed technology that we believe provides a competitive advantage in the automotive coating space. On the other hand, a new or different technology developed tomorrow by someone else might render our technology obsolete.

Risk of Damage to Reputation: As a startup, we are especially susceptible to the risk of a damaged reputation. Any incident suggesting that our products are inaccurate or unreliable could prove very damaging. The harm may be immediate and may disseminate rapidly and broadly, without giving us an opportunity for redress or correction.

Competition: The Company has numerous competitors, large and small, and additional competitors are constantly evolving..

Possible Infringement Claims by Others: As far as we know, our business does not infringe on the rights of any third party, but there is the possibility that our technology inadvertently infringes on the rights of third parties.

Our Own Intellectual Property Could be Infringed: We rely on nondisclosure and invention assignment agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Risks of Relying on Third Parties: The Company will rely on third parties to perform certain essential services, including logistics or 3PL services. Relying so heavily on third parties creates risks and the Company has no control over the manner of performance of these services..

Our Offering Price Might Not be Accurate: We established the price of $1.00 per share because we believe the Company is worth an enterprise valuation of $20,000,000 prior to ingestion of proceeds of the Offering. However, that valuation is arbitrary and has been determined by the Board, and not by a valuation expert or by the prior arm's length sale of securities.

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Our Minimum Target Offering Amount is Arbitrary: We are trying to raise as much as $1,235,000 in this Offering but will begin to spend investor money if we raise as little as $250,000. This figure is arbitrary. If we raise only $250,000 we will not have enough money to achieve our business goals. Hence, earlier investors are taking a significantly greater risk than later investors.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these individuals were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Difficult Capital-Raising Environment: Over the last 12 months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital. Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Class B Common Stock. For example, any kind of preferred stock would, by definition, have greater rights than the Class B Common Stock.

Down-Round Dilution: If shares of Common Stock are sold for less than $1.00 in the future, then Investors will experience dilution in a down-round.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future, the Company expects to reinvest any free cash flow back into the business. Hence, investors should not expect to see any cash returns for an extended period of time.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Terms of Class B Common Stock Could be Changed: The terms of your Class B Common Stock can be changed with the consent of the Company and the holders of a majority of Class B Common Stock. Hence, the terms could be changed against your wishes and without your consent.

Management Might Change the Use of Offering Proceeds: Our Form C describes how we expect to use the proceeds of the Offering. However, the Company might change how it uses the proceeds based on changing circumstances.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). In the future we might conduct other offerings under Reg CF, SEC Regulation , SEC Regulation A, or otherwise. The securities laws are complicated and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the internet will change the publishing industry" is an example of a forward-looking statement. Forward-looking statements are, by their nature, subject to uncertainties and assumptions. Our business could be subject to many unanticipated events, including all of the things described here. Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Class B Common Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Class B Common Stock are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to vote for the election of directors or otherwise direct the management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Incomplete Offering Information: The Class B Common Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Class B Common Stock:

1. Most important, there will be no public market, meaning you could have a hard time finding a buyer.

2. By law, you may not sell your shares for one year except in very limited circumstances.

3. To sell your shares you must satisfy certain conditions. For example, you would not be allowed to sell your shares if the sale would violate the laws around crowdfunding. Taking the obstacles into account, you should plan to own your Class B Common Stock until the Company is sold or dissolved. Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

4. It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.

5. Members of our management team might prefer higher levels of compensation, while investors might prefer lower levels.

6. Members of our management team might want to sell the Company before or after investors believe it is prudent to do so.

7. The interests of investors could also conflict with the interests of other shareholders of the Company.

The Stock Purchase Agreement Limits Your Rights: The Stock Purchase Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Class B Common Stock. For example: Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

1. You would not be entitled to a jury trial.

2. You would not be entitled to recover any lost profits or special, consequential, or punitive damages. • If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Articles of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

§227.201(g) — The Offering

The minimum amount the Company is trying to raise in this Regulation Crowdfunding offering — our "target amount" — is $250,000, with a maximum $1,235,000.

If we have not raised at least the target amount ($250,000) by October 29, 2025— our "offering deadline" — then we will terminate the Regulation Crowdfunding offering. In that case no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors. Previous investments made by our principals and affiliates will not count toward reaching the target amount.

If we do raise the target amount ($250,000) by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,235,000 maximum.

If we reach our target amount ($250,000) before the offering deadline (October 29, 2025) we intend to close the offering early, but only if the offering has been publicly available on the funding portal's platform for at least 21 days and we provide at least five days' notice of the new offering deadline." After the target amount ($250,000) is raised, we will continue trying to raise money up to our $1,235,000 maximum and have interim "closings" where we transfer the money for Company use.

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The funding portal will notify you when and if we reach our target and maximum amounts. The Company may terminate the Regulation Crowdfunding offering at any time.

§227.201(h) — Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes: X No
What is the maximum you will accept in this Offering?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept on a first-come, first-served basis..

§227.201(i) — How the Company Intends to Use the Money Raised in the Offering

The following table illustrates how we expect to use the proceeds received from this Offering. The table does not include payments to financial and legal service providers and escrow related fees, all of which were paid from other funds before the Offering began. It also does not include the value of the securities we have agreed to issue to our funding portal for participating in the offering.

Use of Proceeds	Approximate % of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	Approximate % of Proceeds if Maximum Offering Amount Raised	Maximum Amount of Offering Proceeds
Intermediary Fees	5	12,500	5	61,750
Technology & Product Development			10	123,500
Marketing	20	50,000	10	123,500
Talent Acquisition and Development			7	86,450
Inventory	75	187,500	50	617,500
General Working Capital			18	222,300
Total	100%	$250,000	100%	$1,235,000

§227.201(j) — The Investment Process

To Invest

1. Review this Form C and the information about the Company at https://motoshield.sppx.io/

2. If you decide to invest, press the *Invest* button

3. Follow the instructions

Subscriptions for the offered shares may be made in increments of $1.00, with a minimum investment of $5,000.00. The Company will not sell and issue fractional shares.

As part of the investment process, you will be asked to sign our Form of Subscription Agreement attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 48 hours before the offering deadline of 11:59 pm EST on October 29, 2025.

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To cancel your investment, go to https://motoshield.sppx.io/investor or, if you need assistance, send an email to clientservices@sppx.io. Include your name and the name of the Company."

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on The SILICON PRAIRIE ONLINE, LLC's platform.

§227.201(k) — Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then SILICON PRAIRIE ONLINE, LLC will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(1) — Price of the Securities

The Company is offering shares of its Class B Common Stock for $1.00 per share.

The Company believes it is worth $20,000,000 today, immediately before raising capital in the Offering. With 20,000,000 shares outstanding, this implies that each share of stock is worth $1.00.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's Stock Incentive Plan are issued and outstanding.

§227.201(m) — Terms of the Securities

Overview

The Company, MOTORSHIELD INC., is offering "securities" in the form of its Class B Common Stock.

Other Classes of Securities

The Company has outstanding one other class of securities other than the Class B Common Stock: Class A Common Stock.

The Class B Common Stock and the Class A Common Stock are identical economically, meaning that shares of Class B Common Stock and shares of the Class A Common Stock have the same right to distributions. The only difference is that shares of Class A Common Stock have preferential voting rights, as described in the Amended and Restated Certificate of Incorporation.

Voting Rights

Shares of Class B Stock are entitled to one (1) vote per share, and no preferential rights with respect to the appointment of member of the Board.

Right to Dividends

Shares of Class B Common Stock have the right to share in dividends and other distributions on the same basis as shares of Class A Common Stock.

Limits on Transfer

In general, your investment in the Company will be transferable only in conformity with the Stock Purchase Agreement and the

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Bylaws of the Company.

Modification of Securities

The terms of the Class B Common Stock may be modified by the Company and holders of a majority of the shares of Class B Common Stock then issued and outstanding.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.,* the right to buy securities issued by the Company in the future prior to other investors.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Class B Common Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Shareholder	Shares	Percentage
Rickey Fung	9,000,000	45%
Evan Rothstein	5,000,000	25%
Tyson Fung	2,000,000	10%
Kingston Fung	2,000,000	10%
Steven Rothstein	500,000	2.5%
David Rothstein	500,000	2.5%
Jordan Rothstein	500,000	2.5%
Jessica Diane Rothstein	500,000	2.5%

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

1. They could make bad decisions, harming the Company.

2. They could devote less time to the Company than it requires.

3. They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

4. They could issue a class of securities with rights superior to those of the Class B Common Stock.

5. They could enter into transactions with "insiders" on terms you believe are unfair to the Company.

Risks Associated with Minority Ownership Owning a minority interest in a Company comes with risks, including these:

1. The risk that the person running the Company will do a bad job.

2. The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

3. The risk that your interests and the interests of the person running the Company aren't really aligned.

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4. The risk that you will be "stuck" in the Company forever.

5. The risks that the actions taken by the person running the Company won't be to your liking or in your interest.

Current Ownership

The current ownership of the Company's securities is as follows.

Shareholder	Shares	Percentage
Rickey Fung	9,000,000	45%
Evan Rothstein	5,000,000	25%
Tyson Fung	2,000,000	10%
Kingston Fung	2,000,000	10%
Steven Rothstein	500,000	2.5%
David Rothstein	500,000	2.5%
Jordan Rothstein	500,000	2.5%
Jessica Diane Rothstein	500,000	2.5%

As of the date of this Form C, the Company has issued only Class A Common Stock. When the Company was formed, it issued securities to its founders and other related parties.

Funding Portal Partner

The Company is offering its securities through Silicon Prairie Online, LLC ("SILICON PRAIRIE ONLINE, LLC"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA.

- Legal name of intermediary: Silicon Prairie Online, LLC

- CIK number of intermediary: 0001711770

- SEC file number of intermediary: 007-00123

- CRD number of intermediary: 289746

SILICON PRAIRIE ONLINE, LLC does not own any direct or indirect interest in the Company and there is no arrangement for SILICON PRAIRIE ONLINE, LLC to acquire such an interest.

§227.201(o) — Compensation of the Funding Portal

The Company will compensate SILICON PRAIRIE ONLINE, LLC as follows:

1. SILICON PRAIRIE ONLINE, LLC will receive a cash commission equal to 5% Cash on First 1M, 4% on Second, 3% up to 10M, then 1% thereafter

2. The Company paid SILICON PRAIRIE ONLINE, LLC a $3,500 setup fee.

3. The Company will reimburse SILICON PRAIRIE ONLINE, LLC for certain expenses related to the Offering.

§227.201(p) — Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

§227.201(q) — Other Offerings of Securities within the Last Three Years

The Company has not conducted any other offerings of its securities other than in connection with the initial issuance of the Class A Common Stock held by the founders and their related parties.

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§227.201(r) — Transactions Between the Company and "Insiders"

The Company acquired key intellectual property from the founders as part of the founders' initial contribution to the Company.

Compensation of Officers

The officers of the Company are currently not drawing wages, salary, or benefits. We anticipate paying salaries when and if the Company is able.

§227.201(s) — The Company's Financial Condition

Liquidity and Capital Resources

As of June 30, 2024, the Company had an aggregate of approximately $60,000 in cash and cash equivalents, leaving the Company with approximately 6 months of working capital with which to operate.

The proceeds from the Offering are essential to our operations and if we are unsuccessful with this Offering, and ongoing efforts to earn sales revenue, we may not be able to continue to operate and will have to liquidate. We plan to use the proceeds as set forth above under the section titled *"Use of Proceeds",* which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future. Results of Operations

Historically, the Company has relied on the resources of its Founders and assembled team during its startup phase, including team members' ability to work without cash compensation, and team members using personal resources to access phone and other communication and computing devices. As it begins to raise capital and earn sales revenue, the Company will start to move these expenses onto its books, including paying some cash compensation, providing communication and computing devices and travel expenses. As the Company's operations ramp up, it hires and manages more employees and vendors, and it incurs more license fees from software licensees and cloud storage costs, its outgoing expenses are expected to exceed its incoming revenue, so that the Company will need to rely on stock sales and issuances in order to continue to operate and meet growing customer demand.

The Company's historical expenses as reported in 2022, the year it began operations, and as reported in 2023, are not representative of the expenses the Company expects to incur in 2024 and subsequent years. The numbers of customers using the Company's products and services is increasing day to day, as is the number of its products incorporating licensed software. As well, the Company has grown from an original founder group of 4 persons to a Company employing sixteen (16) employees and contractors. This growth is necessarily going to cause a rise in the Company's expenses, and this is expected to be reflected in the Company's financial results.

§227.201(t) — The Company's Financial Statements

The Company's financial statements are attached EXHIBIT E.

§227.201(u) — Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016. SILICON PRAIRIE ONLINE, LLC conducted background checks on the principals of the Company *(i.e.,* those covered by this rule). Copies of the background checks are available on request. For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) — Updates on the Progress of the Offering

You can track our progress in raising money for the offering on SILICON PRAIRIE ONLINE, LLC's website.

227.201(w) — Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website, https://www.motoshieldpro.com/, no later than 120 days after the end of each fiscal year.

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It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) — Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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